[redacted]

SECUR 12011128 SSION

SEC Mail Processing Section
FEB 23 2012
Washington DC
125

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
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| SEC FILE NUMBER |
|---|
| 8- 66308 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Radnor Research & Trading Company, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

290 King of Prussia Road
(No. and Street)

| Radnor | PA | 19087 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R. James 610-293-2000
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephano Slack LLC
(Name – *if individual, state last, first, middle name*)

| 125 Strafford Avenue | Wayne | PA | 19087 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Morgan Simpson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Radnor Research & Trading Company, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Morgan Simpson
Signature

President
Title

Elizabeth W. Cook
Notary Public 2/22/12

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
ELIZABETH W. COOK, Notary Public
Radnor Twp., Delaware County
My Commission Expires February 22, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
125

# RADNOR RESEARCH & TRADING COMPANY, LLC

Financial Statements

December 31, 2011

STEPHANO SLACK LLC

ACCOUNTANTS AND TAX ADVISORS

# RADNOR RESEARCH & TRADING COMPANY, LLC

## Financial Statements

## December 31, 2011

# INDEX

STEPHANO SLACK LLC
ACCOUNTANTS AND TAX ADVISORS

# INDEPENDENT AUDITORS' REPORT

To the Members
Radnor Research & Trading Company, LLC
Radnor, Pennsylvania

We have audited the accompanying statement of financial condition of Radnor Research & Trading Company, LLC, (the "LLC") as of December 31, 2011 and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Radnor Research & Trading Company, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Stephano Slack LLC

Stephano Slack LLC

February 21, 2012
Wayne, Pennsylvania



www.stephanoslack.com

WAYNE OFFICE
125 Strafford Avenue, Suite 200
Wayne, PA 19087
tel 610-687-1600 fax 610-687-0016

WEST CHESTER OFFICE
Goshen Executive Center, Suite 500B
1450 East Boot Road, West Chester, PA 19380
tel 610-696-4400 fax 610-696-5648

**RADNOR RESEARCH & TRADING COMPANY, LLC**
Statement of Financial Condition
December 31, 2011

## ASSETS

| | | |
|---|---|---|
| Cash and Cash Equivalents | $ | 7,073 |
| Cash Segregated for Specific Use | | 232 |
| Receivable from Broker-Dealers and Clearing Organizations | | 276,971 |
| Memberships in Exchanges Owned, at Adjusted Cost (Fair Value $1,750) | | 1,750 |
| Property and Equipment, Net of Accumulated Depreciation | | 33,078 |
| Other Assets | | 592 |
| TOTAL ASSETS | $ | 319,696 |

## LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---|
| Liabilities | | |
| Accounts Payable and Accrued Expenses | $ | 192,200 |
| Members' Equity | | 127,496 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ | 319,696 |

The accompanying notes are an integral part of these financial statements.

**RADNOR RESEARCH & TRADING COMPANY, LLC**
Statement of Operations
For the Year Ended December 31, 2011

| | |
|---|---|
| Revenues | |
| Commissions | $ 614,707 |
| Other Income | 522,959 |
| TOTAL REVENUES | 1,137,666 |
| Expenses | |
| Account Executive and Other Employee Compensation | 859,422 |
| Brokerage and Clearing Expense | 54,875 |
| Communications and Data Processing | 10,938 |
| Exchange Fees | 138,660 |
| Occupancy Expense | 27,975 |
| Other Expenses | 211,036 |
| TOTAL EXPENSES | 1,302,906 |
| NET LOSS | $ (165,240) |

The accompanying notes are an integral part of these financial statements.

**RADNOR RESEARCH & TRADING COMPANY, LLC**
Statement of Changes in Members' Equity
For the Year Ended December 31, 2011

| | | |
|---|---|---|
| Balance, January 1, 2011 | $ | 247,185 |
| Net Loss | | (165,240) |
| Members' Distributions | | (12,449) |
| Members' Contributions | | 58,000 |
| BALANCE, DECEMBER 31, 2011 | $ | 127,496 |

The accompanying notes are an integral part of these financial statements.

**RADNOR RESEARCH & TRADING COMPANY, LLC**
Statement of Cash Flows
For the Year Ended December 31, 2011

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net Loss | $ (165,240) | |
| Adjustments to Reconcile Net Loss to | | |
| Net Cash Flows Used by Operating Activities | | |
| Depreciation | 13,448 | |
| (Increase) Decrease in Assets | | |
| Cash Segregated for Specific Use | (232) | |
| Receivable from Broker-Dealers and Clearing Organizations | (83,821) | |
| Receivable from Non-Customers | 56,000 | |
| Other Assets | 6,921 | |
| (Decrease) Increase in Liabilities | | |
| Accounts Payable and Accrued Expenses | (12,356) | |
| NET CASH FLOWS USED BY OPERATING ACTIVITIES | | $ (185,280) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Purchase of Property and Equipment | | (1,409) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Members' Distributions | (12,449) | |
| Members' Contributions | 58,000 | |
| NET CASH FLOWS PROVIDED BY FIANCING ACTIVITIES | | 45,551 |
| NET DECREASE IN CASH AND CASH EQUIVALENTS | | (141,138) |
| CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR | | 148,211 |
| CASH AND CASH EQUIVALENTS, END OF YEAR | | $ 7,073 |

The accompanying notes are an integral part of these financial statements.

## NOTE 1 - Organization and Nature of Business

The LLC is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority and is a member of the New York Stock Exchange (NYSE) and National Association of Securities Dealers Automated Quotations (NASDAQ). The LLC is a Pennsylvania Limited Liability Company that provides brokerage services to customers who are predominately small and middle-market businesses.

## NOTE 2 - Summary of Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The LLC considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

The LLC maintains cash balances at a financial institution. Each interest bearing account is insured by the Federal Deposit Insurance Corporation up to $250,000 and unlimited deposit insurance coverage for its non-interest bearing accounts through December 31, 2012. In the normal course of business, the LLC may have deposits that exceed the insured balance in its interest bearing accounts.

Accounts Receivable - Accounts receivable are carried at cost. The LLC extends credit to its customers based upon an evaluation of customers' financial condition and credit history and generally does not require collateral to support customer receivables. The LLC does not accrue finance or interest charges. On a periodic basis, management evaluates its accounts receivable based on the history of past write-offs, collections and current credit conditions. An account is written off when it is determined that all collection efforts have been exhausted.

The LLC uses the specific write-off method to provide for doubtful accounts, since experience and management's estimation indicate an adequate allowance for such amounts is immaterial.

Property and Equipment – Property and equipment are recorded at cost. Depreciation is provided on the straight-line method. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related costs and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations.

**NOTE 2 - Summary of Significant Accounting Policies (continued)**

Property and Equipment (continued)

The estimated useful lives for depreciation are:

| | |
|---|---|
| Equipment | 5 Years |
| Software | 3 Years |
| Furniture and Fixtures | 7 Years |
| Leasehold Improvements | 15-39 Years |

Long-Lived Assets - As required by the *Property, Plant, and Equipment* Topic of the FASB Accounting Standards Codification No. 360 ("FASB ASC 360"), long-lived assets are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell.

Commissions - Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Fair Value Measurements - As required by the *Fair Value Measurements and Disclosures* Topic of the FASB Accounting Standards Codification No. 820 ("FASB ASC 820"), the carrying amounts for cash and cash equivalents, receivables, other assets, accounts payable and accrued expenses approximate their fair value because of their short-term maturity.

Income Taxes - The LLC does not pay corporate income taxes on their taxable income. Instead, the members are liable for individual income taxes on the LLC's taxable income.

The LLC has evaluated all tax positions, including its status as a pass-through entity, and has concluded that the LLC has no uncertain tax positions that need to be evaluated under the *Income Tax* Topic of FASB Accounting Standards Codification No. 740 ("FASB ASC 740"). The LLC is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The LLC's management believes it is no longer subject to income tax examinations for year prior to 2008.

Exchange Memberships - The LLC's exchange memberships, which represent ownership interests in the exchanges and provide the LLC with the right to conduct business on the exchanges, are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. There were no exchange memberships impaired in 2011. At December 31, 2011, the fair value of the membership in exchanges owned was $1,750.

Advertising Cost - Costs incurred for advertising are expensed when incurred. Advertising expense for the year ended December 31, 2011 was $11,186.

## NOTE 3 - Receivable from Broker-Dealers and Clearing Organizations

Receivables from broker-dealers and clearing organizations at December 31, 2011 were as follows:

| | | |
|---|---|---|
| Deposits for Securities Borrowed/Loaned | $ | 250,861 |
| Receivable from Clearing Organizations | | 26,110 |
| TOTAL RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS | $ | 276,971 |

## NOTE 4 – Property and Equipment

Property and equipment at December 31, 2011 were as follows:

| | | |
|---|---|---|
| Equipment | $ | 115,420 |
| Software | | 9,025 |
| Furniture and Fixtures | | 27,549 |
| Leasehold Improvements | | 25,820 |
| TOTAL PROPERTY AND EQUIPMENT | | 177,814 |
| Less: Accumulated Depreciation | | 144,736 |
| NET PROPERTY AND EQUIPMENT | $ | 33,078 |

Depreciation expense for the year ended December 31, 2011 was $13,448.

## NOTE 5 - Lease Commitments

The LLC leases office space under a non-cancelable operating lease with monthly payments totaling $2,292. The lease expired on May 31, 2011 and was converted to a month to month operating lease. Rental expense for the year ended December 31, 2011 was $27,504.

The LLC leases equipment under a non-cancelable operating lease with monthly payments totaling $685, which expires February 2012. Rental expense for the year ended December 31, 2011 was $8,220.

The future minimum payments for the non-cancelable operating lease described above for the year ended December 31, 2012 is $1,370.

**NOTE 6 – Concentrations of Credit Risk**

The LLC is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the LLC may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the LLC's policy to review, as necessary, the credit standing of each counterparty.

**NOTE 7 - Net Capital Requirements**

The LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the LLC had net capital of $92,076, which was $42,076 in excess of its required net capital of $50,000. The LLC's aggregate indebtedness to net capital ratio was 2.09 to 1.

**NOTE 8 – Major Customers**

During the year ended December 31, 2011, the Company had one major customer. Gross revenue from this customer amounted to 42% of gross revenue for the year ended December 31, 2011.

**NOTE 9 – Exempt Provisions of Rule 15c3-3**

The LLC operates under the provision of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission, and accordingly, is exempt from the remaining provisions of the that rule.

**NOTE 10 – Subsequent Events**

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the LLC has evaluated those events and transactions that occurred from January 1, 2012 through February 21, 2012, the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financial statements to be misleading.

STEPHANO SLACK LLC
ACCOUNTANTS AND TAX ADVISORS

# INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members
Radnor Research & Trading Company, LLC
Radnor, Pennsylvania

We have audited the accompanying financial statements of Radnor Research & Trading Company, LLC as of and for the year ended December 31, 2011, and have issued our report thereon dated February 21, 2012, which contained an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Stephano Slack LLC

Stephano Slack LLC

February 21, 2012
Wayne, Pennsylvania



www.stephanoslack.com

WAYNE OFFICE
125 Strafford Avenue, Suite 200
Wayne, PA 19087
tel 610-687-1600 fax 610-687-0016

WEST CHESTER OFFICE
Goshen Executive Center, Suite 500B
1450 East Boot Road, West Chester, PA 19380
tel 610-696-4400 fax 610-696-5648

**RADNOR RESEARCH & TRADING COMPANY, LLC**
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2011

| | | |
|---|---|---|
| **NET CAPITAL** | | |
| Total Members' Equity | | $ 127,496 |
| Deductions | | |
| Non-Allowable Assets | | |
| Memberships in Exchanges Owned | 1,750 | |
| Property and Equipment, Net Accumulated Depreciation | 33,078 | |
| Other Assets | 592 | |
| TOTAL DEDUCTIONS | | 35,420 |
| NET CAPITAL | | $ 92,076 |
| **COMPUTATION OF AGGREGATE INDEBTEDNESS** | | |
| Accounts Payable | $ 61,414 | |
| Accrued Expenses | 130,786 | |
| TOTAL AGGREGATE INDEBTEDNESS | | $ 192,200 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:** | | |
| MINIMUM NET CAPITAL REQUIRED (6 2/3% x $192,200) | | $ 12,813 |
| MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING BROKER-DEALER | | $ 50,000 |
| NET CAPITAL REQUIREMENT | | $ 50,000 |
| EXCESS NET CAPITAL | | $ 42,076 |
| EXCESS NET CAPITAL AT 120% OF NET CAPITAL REQUIREMENT | | $ 32,076 |
| TOTAL AGGREGATE INDEBTEDNESS | | $ 192,200 |
| RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL | | 2.09 to 1 |

**RADNOR RESEARCH & TRADING COMPANY, LLC**
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
December 31, 2011

## RECONCILIATION WITH LLC'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2011)

| | | |
|---|---|---|
| NET CAPITAL, AS REPORTED IN LLC'S PART II (UNAUDITED) FOCUS REPORT | $ | 92,076 |
| AUDIT ADJUSTMENTS | | |
| NO AUDIT ADJUSTMENTS NOTED | | 0 |
| NET CAPITAL PER ABOVE | $ | 92,076 |

STEPHANO SLACK LLC
ACCOUNTANTS AND TAX ADVISORS

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
Radnor Research & Trading Company, LLC
Radnor, Pennsylvania

In planning and performing our audit of the financial statements of Radnor Research & Trading Company, LLC (the "LLC"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the LLC's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the LLC's internal control. Accordingly, we do not express an opinion on the effectiveness of the LLC's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the LLC including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the LLC in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.



www.stephanoslack.com

WAYNE OFFICE
125 Strafford Avenue, Suite 200
Wayne, PA 19087
tel 610-687-1600 fax 610-687-0016

WEST CHESTER OFFICE
Goshen Executive Center, Suite 500B
1450 East Boot Road, West Chester, PA 19380
tel 610-696-4400 fax 610-696-5648

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the LLC has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the LLC's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the LLC's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stephano Slack LLC

Stephano Slack LLC

February 21, 2012
Wayne, Pennsylvania

STEPHANO SLACK LLC
ACCOUNTANTS AND TAX ADVISORS

# INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members
Radnor Research & Trading Company, LLC
Radnor, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, [General Assessment Reconciliation (Form SIPC-7)], to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Radnor Research & Trading Company, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and the New York Stock Exchange, solely to assist you and the other specified parties in evaluating Radnor Research & Trading Company, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Radnor Research & Trading Company, LLC's management is responsible for Radnor Research & Trading Company, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.



www.stephanoslack.com

WAYNE OFFICE
125 Strafford Avenue, Suite 200
Wayne, PA 19087
*tel* 610-687-1600 *fax* 610-687-0016

WEST CHESTER OFFICE
Goshen Executive Center, Suite 500B
1450 East Boot Road, West Chester, PA 19380
*tel* 610-696-4400 *fax* 610-696-5648

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Stephano Slack LLC

Stephano Slack LLC

February 21, 2012
Wayne, Pennsylvania

STEPHANO SLACK LLC
ACCOUNTANTS AND TAX ADVISORS

+ www.stephanoslack.com

+ WAYNE OFFICE
125 Strafford Avenue, Suite 200
Wayne, PA 19087
*tel* 610-687-1600
*fax* 610-687-0016

+ WEST CHESTER OFFICE
Goshen Executive Center, Suite 500B
1450 East Boot Road
West Chester, PA 19380
*tel* 610-696-4400
*fax* 610-696-5648